UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-51096
CUSIP NUMBER None

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	August 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

PART I — REGISTRANT INFORMATION

Golden Oval Eggs, LLC
Full Name of Registrant

Not applicable
Former Name if Applicable

1800 Park Avenue East, PO Box 615
Address of Principal Executive Office (Street and Number)

Renville, MN 56284
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

For the reasons stated below, Golden Oval Eggs, LLC (the “Company”) is unable to complete the Annual Report on Form 10-K prior to November 29, 2008 without unreasonable effort or expense.  The Company expects to file its Annual Report on Form 10-K for its fiscal year ended August 31, 2008 on or before December 14, 2008.

The Company is unable to timely file its Form 10-K for the year ended August 31, 2008 because the Company requires additional time to finalize the financial statements and to prepare the Annual Report and related disclosures, as well as additional time to allow the registered independent public accounting firm to complete the audit following completion of the Company’s work.  Over the past several months, the Company’s limited resources have been diverted to matters including management personnel’s efforts to consider various strategic alternatives as discussed in the Company’s letter to unitholders dated April 28, 2008 and filed with the U.S. Securities and Exchange Commission.  The Company has not entered into any definitive agreements with respect to any of the strategic alternatives and there can be no assurance that the Company will elect to pursue any particular opportunity or alternative.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements regarding expected financial results for fiscal 2008, consideration of strategic alternatives, and/or statements preceded by, followed by or that include the words “expects,” “estimates,” or similar expressions.  Investors are cautioned that all forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Certain of these risks and uncertainties are discussed in Golden Oval Egg’s Annual Report on Form 10-K for the fiscal year ended August 31, 2007 filed with the Securities and Exchange Commission and in subsequent quarterly and other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas A. Powell	(320)	329-8182
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GOLDEN OVAL EGGS, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	11/29/2008	By	/s/ Thomas A. Powell
Thomas A. Powell
Its: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).